Free Writing Prospectus pursuant to Rule 433 dated November 14, 2022

Registration Statement No. 333-253421

Market Linked Securities — Autocallable with Fixed Percentage Buffered Downside Principal at Risk Securities Linked to the Nasdaq-100 Index® due December 1, 2027

Summary of Terms
Company (Issuer) and Guarantor:	GS Finance Corp. (issuer) and The Goldman Sachs Group, Inc. (guarantor)
Market measure:	The Nasdaq-100 Index® (the “underlier”)
Pricing date:	expected to be November 28, 2022
Issue date:	expected to be December 1, 2022
Final calculation day:	expected to be November 23, 2027
Stated maturity date:	expected to be December 1, 2027
Starting level:	the closing level of the underlier on the pricing date
Ending level:	the closing level of the underlier on the final calculation day
Automatic call:

if the closing level of the underlier on any call date is greater than or equal to the starting level, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus the call premium applicable to the relevant call date. The last call date is the final calculation day, and payment upon an automatic call on the final calculation day, if applicable, will be made on the stated maturity date

Threshold level:	90% of the starting level
Buffer amount:	10%
Call dates and call premiums:

the actual call premium and payment per security upon an automatic call that is applicable to each call date will be determined on the pricing date and will be at least the values specified in the table below

Call Date	Call Premium	Payment per Security upon an Automatic Call
December 1, 2023	at least 11.75% of the face amount	at least $1,117.50
March 1, 2024	at least 14.6875% of the face amount	at least $1,146.875
June 3, 2024	at least 17.625% of the face amount	at least $1,176.25
September 3, 2024	at least 20.5625% of the face amount	at least $1,205.625
December 2, 2024	at least 23.50% of the face amount	at least $1,235.00
March 3, 2025	at least 26.4375% of the face amount	at least $1,264.375
June 2, 2025	at least 29.375% of the face amount	at least $1,293.75
September 2, 2025	at least 32.3125% of the face amount	at least $1,323.125
December 1, 2025	at least 35.25% of the face amount	at least $1,352.50
March 2, 2026	at least 38.1875% of the face amount	at least $1,381.875
June 1, 2026	at least 41.125% of the face amount	at least $1,411.25
September 1, 2026	at least 44.0625% of the face amount	at least $1,440.625
December 1, 2026	at least 47.00% of the face amount	at least $1,470.00
March 1, 2027	at least 49.9375% of the face amount	at least $1,499.375
June 1, 2027	at least 52.875% of the face amount	at least $1,528.75
September 1, 2027	at least 55.8125% of the face amount	at least $1,558.125
November 23, 2027	at least 58.75% of the face amount	at least $1,587.50
Call settlement date:	five business days after the applicable call date; provided that the call settlement date for the last call date is the stated maturity date
Payment amount at maturity (for each $1,000 face amount of your securities)	• if the ending level is less than the starting level but greater than or equal to the threshold level: $1,000; or • if the ending level is less than the threshold level: $1,000 minus:
Underwriting discount:

up to 2.825% of the face amount*; Wells Fargo Securities, LLC (“WFS”) is the agent for the distribution of the securities. WFS will receive the underwriting discount of up to 2.825% of the aggregate face amount of the securities sold. The agent may resell the securities to Wells Fargo Advisors (“WFA”) at the original issue price of the securities less a concession of 1.75% of the aggregate face amount of the securities. In addition to the selling concession received by WFA, WFS advises that WFA may also receive out of the underwriting discount a distribution expense fee of 0.075% for each $1,000 face amount of a security WFA sells.

CUSIP:	40057NYU5
Tax consequences:	See “Supplemental Discussion of U.S. Federal Income Tax Considerations” in the accompanying preliminary pricing supplement

* In addition, in respect of certain securities sold in this offering, GS&Co. may pay a fee of up to 0.50% of the aggregate face amount of the securities sold to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

Hypothetical Payout Profile*

* assumes a call premium for such call settlement date equal to the lowest possible call premium that may be determined on the pricing date

Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the underlier on the applicable call date significantly exceeds the starting level. You will not participate in any appreciation of the underlier beyond the applicable call premium.

If the securities are not automatically called and the ending level is less than the threshold level, you will have 1-to-1 downside exposure to the decrease in the level of the underlier in excess of the buffer amount and will lose some, and possibly up to 90%, of the face amount of your securities at maturity.

You should read the accompanying preliminary pricing supplement dated November 11, 2022, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

The securities are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●	Preliminary pricing supplement dated November 11, 2022
●	WFS product supplement no. 1 dated July 27, 2022
●	Underlier supplement no. 29 dated October 26, 2022
●	Prospectus supplement dated March 22, 2021
●	Prospectus dated March 22, 2021

The estimated value of your securities at the time the terms of your securities are set on the pricing date is expected to be between $885 and $915 per $1,000 face amount. See the accompanying preliminary pricing supplement for a further discussion of the estimated value of your securities.

The securities have more complex features than conventional debt securities and involve risks not associated with conventional debt securities. See “Risk Factors” in this term sheet and in the accompanying preliminary pricing supplement. This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

About Your Securities

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 29, WFS product supplement no. 1, and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 29, WFS product supplement no. 1, and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 29, WFS product supplement no. 1, and preliminary pricing supplement if you so request by calling (212) 357-4612.

Risk Factors

An investment in the securities is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying WFS product supplement no. 1, accompanying underlier supplement no. 29, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of risk factors discussed in the accompanying preliminary pricing supplement (but not those discussed in the accompanying WFS product supplement no. 1, accompanying underlier supplement no. 29, accompanying prospectus supplement and accompanying prospectus). In addition to the below, you should read in full “Selected Risk Considerations” in the accompanying preliminary pricing supplement, “Risk Factors” in the accompanying WFS product supplement no. 1, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 29, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Offering Price Of Your Securities

▪	The Securities Are Subject to the Credit Risk of the Issuer and the Guarantor
▪

The Call Premium Amount You Will Receive on a Call Settlement Date (Including the Stated Maturity Date) If Your Securities Are Automatically Called and the Amount You Will Receive on the Stated Maturity Date If Your Securities Are Not Automatically Called is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Date or the Final Calculation Day, as the Case May Be

▪	You May Lose a Substantial Portion of Your Investment in the Securities
▪	The Amount You Will Receive on a Call Settlement Date or on the Stated Maturity Date, as the Case May Be, Will Be Capped Due to the Applicable Call Premium
▪	Your Securities Are Subject to Automatic Redemption
▪	Your Securities Do Not Bear Interest
▪	The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Additional Risks Related to the Nasdaq-100 Index®

▪

As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Nasdaq-100 Index®, Which May Have an Adverse Effect on the Level of the Nasdaq-100 Index® and on Your Securities

▪	An Investment in the Offered Securities Is Subject to Risks Associated with Foreign Securities
▪

Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Securities

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans
▪	The Tax Consequences of an Investment in Your Securities Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Securities, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Securities to Provide Information to Tax Authorities

For details about the license agreement between the underlier sponsor and the issuer, see “The Underliers - Nasdaq-100 Index®” on page S-60 of the accompanying underlier supplement no. 29.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

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